EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2010	2009

	(dollars are
	in millions)

Net loss	$(1,124)	$(5,462)
Income tax benefit	662	285

Loss before income tax benefit	(1,786)	(5,747)

Fixed charges:
Interest expense	1,710	2,229
Interest portion of rentals(1)	3	28

Total fixed charges	1,713	2,257

Total earnings (loss) as defined	$(73)	$(3,490)

Ratio of earnings (loss) to fixed charges	(.04)	(1.55)
Preferred stock dividends(2)	28	28
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	(.04)	(1.53)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.